Exhibit 8(d)(i)
AMENDMENT TO
FUND PARTICIPATION AGREEMENT
     This Amendment to Fund Participation Agreement (“Amendment”) is made as of December 1, 2005 by and between Janus Aspen Series, an open-end management investment company organized as a Delaware business trust (“Trust”) and Annuity Investors Life Insurance Company, a life insurance company organized under the laws of the State of Ohio (the “Company”).
BACKGROUND
     A. Trust and Company are parties to a Janus Aspen Series Fund Participation Agreement dated September 1, 1995, as amended, (collectively, the “Agreement”).
     B. The parties wish to further amend the Agreement as set forth below.
AMENDMENT
     For good and valuable consideration, the receipt of which is acknowledged, the parties agree as follows:
     1. The following sentence shall be added to the end of Article 1, Section 1.3 of the Agreement:
“Notwithstanding the foregoing, with respect to any purchase and/or redemption orders relating to any Portfolio sub-advised by Enhanced Investments Technologies, LLC (“INTECH”) as identified in the then current Prospectus for each Fund, receipt by the Company shall constitute receipt by the Trust provided that i) such orders are received by the Company in good order prior to the time the net asset value of each Portfolio is priced in accordance with its prospectus and ii) the Trust receives notice of such orders by 8:00 a.m. New York time on the next following Business Day.
   [8:30] JLG KAH 1/22//06]
     2. The Agreement, as amended by this Amendment, is ratified and confirmed.

     3. This Amendment may be executed in two or more counterparts, which together shall constitute one instrument.

JANUS ASPEN SERIES		ANNUITY INVESTORS LIFE
INSURANCE COMPANY

By:	/s/ Kelly Abbott Howes	By:	/s/ James L. Henderson

Name: Kelley Abbott Howes		Name: James L. Henderson
Its: President and CEO		Its: Vice President